FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant's Name into English)

Bandera 140
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Santiago, 16 de Marzo de 2016

Señor

Eric Parrado Herrera

Superintendente de Bancos e

Instituciones Financieras

Presente

Ref.: Informa Hecho Esencial - Acuerdo de Directorio, proposición de reparto de dividendo.

Señor Superintendente:

Conforme a lo establecido en los artículos 9 y 10 de la Ley N°18.045, se informa que en sesión ordinaria del día de ayer, el Directorio de Banco Santander - Chile acordó citar a Junta Ordinaria de Accionistas para el día 26 de Abril de 2016, con el objeto de tratar, entre otras materias, la proposición de distribuir un dividendo de $1,42919851 por acción, correspondiente al 60% de las utilidades del ejercicio 2015.

Asimismo, se propondrá a la Junta que el 40% restante de las utilidades sea destinado a incrementar las reservas del Banco.

Saluda muy atentamente a usted,

/s/ Miguel Mata Huerta

Miguel Mata Huerta
Gerente General Subrogante

C.c.:	Superintendencia de Valores y Seguros
Bolsas de Valores

Santiago, March 16, 2016

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial institutions

Present

Ref: Material Event – Resignation and Appointment of Directors

Mr. Superintendent:

In accordance with the provisions of Articles 9 and 10 of Law No. 18,045, we report that at the regular meeting of the Board of Directors of Banco Santander – Chile (the “Bank”), held yesterday March 15, 2016, it was agreed upon to summon an ordinary shareholders’ meeting to be held on April 26, 2016 with the objective, among other matters, to propose for approval by shareholders a dividend of Ch$1.42919851 per share, corresponding to 60% of net income attributable to shareholders in 2015.

In addition, the remaining 40% of net income attributable to shareholders in 2015 will be destined to increase reserves.

Sincerely,

/s/ Miguel Mata Huerta

Miguel Mata Huerta
Deputy General Manager

Cc:	Superintendencia de Valores y Seguros.
Bolsa de Valores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile
Date:	March 17, 2016	By:	/s/ Cristian Florence
			Name:	Cristian Florence
			Title:	General Counsel